PACIFIC RIM MINING CORP.
#410 – 625 Howe Street,
Vancouver, B.C. V6C 2T6

INFORMATION CIRCULAR

(Containing information as at July 4, 2006, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of PACIFIC RIM MINING CORP. (the “Company”) to the shareholders of the Company (“Shareholders”) for use at the Annual General Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Tuesday, August 29, 2006 (the “Meeting”), at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees or proxy agent, if any, of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of Proxy are directors of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of Proxy is received by Computershare Trust Company of Canada (the “Transfer Agent”) at its offices at Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by such Shareholder’s attorney authorized in writing or, where the Shareholder is a corporation or association, by a duly authorized officer or attorney of that corporation or association, and delivered to the registered office of the Company located on the 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency, Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”). ADP typically prepares a machine-readable voting instruction form (VIF), mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP VIF cannot use that form to vote common shares directly at the Meeting. The VIF must be returned to ADP (or instructions respecting the voting of common shares must be communicated to ADP) well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:	unlimited common shares without par value
Issued and Outstanding:	106,549,960 (1) common shares without par value

(1) As at July 4, 2006

Only shareholders of record at the close of business on July 4, 2006 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a Shareholder, or as a representative of one or more corporate Shareholders, or who is holding a Proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote (no matter how many shares he holds). On a poll, every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders will have one vote for each common share registered in the name of the shareholder on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting. As used herein, the term “Shareholder” refers only to registered shareholders of the Company.

To the knowledge of the directors and senior officers of the Company, there are no Shareholders known to the Company to own beneficially, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company as at the Record Date.

ELECTION OF DIRECTORS

The Board of Directors presently consists of six (6) directors. The Board of Directors has fixed the number of directors at six (6) for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or in accordance with the provisions of the Business Corporations Act (British Columbia).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he or she is ordinarily resident, all offices of the Company now held by him or her, his or her principal occupation, the period of time for which he or she has been a director of the Company, and the number of common shares of the Company beneficially owned by him or her, directly or indirectly, or over which he or she exercises control or direction, as at the date hereof.

Name, Position held and Municipality of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past Five Years(1)	Previous Service as a Director of the Company	Number of Shares(2)
Catherine McLeod- Seltzer Chairman and Director West Vancouver, BC Canada	Director and officer of Pacific Rim Mining Corp. since 1997. Director of Miramar Mining Corporation, Director and Chairman of Bear Creek Mining Corporation, Director and Chairman of Stornoway Diamond Corporation, Director of Kinross Gold Corporation and Director of Peru Copper Inc.	Since April 11, 2002(3)(8)	1,279,000
Thomas Shrake(5) President, Chief Executive Officer and Director Reno, NV USA	Director and officer of Pacific Rim Mining Corp. since 1997.	Since April 11, 2002(3)(8)	344,100
Anthony J. Petrina(5)(6)(7) Director Vancouver, BC Canada	Retired. Chairman of Pacific Rim Mining Corp. from 1997 to April 2002. Director of Bear Creek Mining Corporation and Miramar Mining Corporation	Since April 11, 2002(3)	Nil
William Myckatyn (4)(5)(7) Lead Director Horsefly, BC Canada	Retired. Former Chief Executive Officer and current Director and Chairman of Quadra Mining Ltd., Former President, Chief Executive Officer and Chairman of Dayton Mining Corporation, Director of First Point Minerals Ltd.	Since April 11, 2002(3)(8)	49,660
David K. Fagin(4)(6)(7) Director Englewood, CO USA	Investor; Director, Golden Star Resources Ltd., and Canyon Resource Corp. Director of all public mutual funds of T. Rowe Price Group (a mutual fund company).	Since April 11, 2002(3)	50,000
Paul B. Sweeney(4)(6)(7) Director Surrey, BC Canada	Former Vice President and Chief Financial Officer of Canico Resource Corp. , Director of Pan American Silver Corp., Director of Polaris Minerals Corporation, and Director of New Gold Inc.	Since July 2003	Nil

(1)	The information as to the municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

April 11, 2002, was the effective date of the amalgamation of Dayton and the Company; Fagin, McLeod and Myckatyn were former directors of Dayton and McLeod, Myckatyn, Petrina and Shrake were former directors of the Company.

(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Environmental Committee.
(6)	Denotes member of Audit Committee.
(7)	Denotes member of Nominating Committee
(8)	On January 5, 2006, Ms. McLeod-Seltzer was appointed Chair of the Board while Mr. Shrake was appointed President and Chief Executive Officer and Mr. Myckatyn was appointed Lead Director.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees, companies are required to provide disclosure with respect to the audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. This information is provided in the Company’s Form 40F/annual information form (the “AIF”) for the year ended April 30, 2006, under Audit Committee Information. The AIF is available for review by the public on the SEDAR website located at www.sedar.com. “Company Profiles – Pacific Rim Mining Corp”. Management of the Company strongly encourages Shareholders to review the AIF.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

For the three most recently completed financial years ended April 30, 2006, April 30, 2005 and April 30, 2004 in respect of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”), and each of the Company’s three most highly compensated executive officers as at April 30, 2006 (other than the CEO and CFO), whose total salary and bonus exceeds Cdn.$150,000, if any, and any other additional individuals for whom disclosure would have been provided but for the fact that the individual was no longer an executive officer as at April 30, 2006 (the "Named Executive Officers" or “NEO”), the annual and long-term compensation and bonus is set out below. (Note: Dollar amounts are in Canadian currency. Mr. Shrake receives his salary in US dollars, which amounts have been converted at average exchange rates for the applicable year, and on the basis of $1.1855 Canadian for $1 US for the last completed fiscal year).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensa- tion ($)	Securities under Options granted (#)	Shares or Units Subject to Resale Restric- tions ($)	LTIP Payouts ($)	All Other Compensa- tion(1) ($) Nil
SHRAKE, Thomas President, Chief Executive Officer and Director(4)	2006 2005 2004	$198,100 $176,600 $180,200	Nil Nil Nil	Nil Nil Nil	Nil 200,000 200,000	Nil Nil Nil	Nil Nil Nil	$27,570 $30,678 $34,225
NORMAN, F.John Chief Financial Officer	2006 2005 2004	$143,333 $130,000 $130,000	Nil Nil Nil	Nil Nil Nil	Nil 75,000 60,800	Nil Nil Nil	Nil Nil Nil	$39,396 $6,540 $6,475
MCLEOD- SELTZER Catherine Chairman and Director(4)	2006 2005 2004	$67,813(3) $Nil(3) $Nil (2)	$173,250 Nil	Nil Nil Nil	Nil 200,000 200,000	Nil Nil Nil	Nil Nil Nil	$3,925 Nil $8,822

(1)	These amounts include benefits and contributions made by the Company on behalf of the Named Executive Officers to a retirement compensation arrangement and/or a group or individual RSP.
(2)	Ms. McLeod-Seltzer was on maternity leave during this period.
(3)	Ms. McLeod-Seltzer voluntarily waived her salary during this period.
(4)	On January 5, 2006, Ms. McLeod-Seltzer was appointed Chair of the Board while Mr. Shrake was appointed President and Chief Executive Officer.

Long Term Incentive Plan

A long term incentive plan (“LTIP”) is any plan providing compensation intended to motivate performance over a period greater than one financial year. A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not have a LTIP during the recently completed fiscal year ended April 30, 2006.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer’s shares. No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended April 30, 2006.

Options Granted in Financial Year Ended April 30, 2006

There were no stock options granted to Named Executive Officers during the most recently completed financial year.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year ended April 30, 2006, if any, by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn.$) (1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (Cdn.$) (2) Exercisable/ Unexercisable
Thomas Shrake, CEO	Nil	Nil	1,140,334/66,666	$349,460/8,000
F. John Norman, CFO	120,000	$44,088	200,000/25,000	$38,900/3,000
Catherine McLeod-Seltzer, Chair	35,200	$11,616	1,194,334/66,666	$380,780/8,000

(1)

The value of exercised and unexercised in-the-money options is calculated using the closing price of common shares of the Company on The Toronto Stock Exchange (the “TSX”) on the exercise or financial year end date respectively, less the exercise price.

(2)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on April 28, 2006 of Cdn.$0.87 less the exercise price of any in-the-money stock options.

Option Repricings

No stock options held by Named Executive Officers were repriced during the last financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for Directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Mr. Thomas Shrake, President and Chief Executive Officer, has employment agreements dated February 14, 1997 with the Company and one of its wholly owned subsidiaries respecting his employment, pursuant to which Mr. Shrake receives an annual salary of US$180,000 and regular benefits. The agreements provide that in the event that Mr. Shrake’s employment is terminated for reasons other than just cause, Mr. Shrake will be entitled to receive a severance package comprising a payment equal to 12 months salary plus one month’s salary for each year of completed service after one year to a maximum total of 24 months salary, together with benefits for the severance period. In addition Mr. Shrake would be entitled to exercise all incentive stock options held by him up to the close of business on the 30th day following termination.

Ms. Catherine McLeod-Seltzer, Chairman of the Company, has an employment agreement with the Company dated September 15, 1997, as amended, pursuant to which she may receive an annual salary of US$85,000, based on a 20hour work week, plus reimbursement of general expenses not to exceed CDN$2,000 per month and regular benefits. The agreement provides that in the event the Company terminates Ms. McLeod-Seltzer’s employment for reasons other than just cause, Ms. McLeod-Seltzer will be entitled to receive a severance package comprising a payment equal to 18 months salary plus one month’s salary for each year of completed service after August 1, 1997 to a maximum total of 24 months salary, together with benefits for the severance period. In addition, Ms. McLeod-Seltzer would be entitled to exercise all incentive stock options held by her at the time of such termination up to the last day of the last day of business of the term of any share option agreement.

Mr. F. John Norman, Chief Financial Officer of the Company, has an employment agreement with the Company dated August 15, 2002, pursuant to which he receives an annual salary of CDN$150,000 and regular benefits. The agreement provides that in the event the Company terminates Mr. Norman’s employment for reasons other than just cause he will be entitled to a severance package comprising a payment equal to 12 months salary on a change of control or six months salary for any other termination event, together with benefits or an amount equal to the value of the benefits for the severance period. Mr. Norman will have 30 days from the date of termination to exercise any vested incentive stock options held by him at the time of termination.

Composition of the Compensation Committee

The Compensation Committee of the Board of Directors of the Company was appointed after the Company’s Annual General Meeting of Shareholders on September 22, 2004, and is composed of three directors, Messrs Paul Sweeney (Chair), David K. Fagin, and William Myckatyn, all independent directors. None of the committee members are or were during the most recently completed financial year an executive officer or employee of the Company or any of its subsidiaries.

Report on Executive Compensation

Compensation Philosophy

The Company’s executive compensation philosophy is founded on two basic objectives: (1) to attract, motivate and retain individuals with the appropriate skills; (2) to provide incentives to management to meet the Company’s strategic objectives; and which align the interest of management with those of the shareholders through long term executive compensation.

Executive Compensation

The Company’s executive compensation strategy continues to evolve since the Company commenced the feasibility study on the El Dorado project (“Project”). As a result of this progress, the Company is in the process of significantly expanding its executive and staffing levels as the Company attempts to develop the Project into an operating mine. As a result the Company has adopted a compensation philosophy consisting of two main components: (1) base salaries plus bonus; and (2) long term incentives in the form of stock options. Generally, executive compensation has been designed to be competitive with the executive compensation offered by companies comparable to the Company in terms of size, assets and stage of development within the precious metals mining industry. The Company has targeted total compensation to be near the median for those junior mining companies of comparable project development stage and market capitalization, with the relative importance of salary and stock options being equal. To date due to the limited cash available to the Company, the Board believes that the total level of compensation has been at the lower end of the range of comparable companies; however, given the buoyant market place for metals and the demand for competent people, compensation packages for qualified executives and staff are continuing to rise and the Company will need to be competitive with this increase in compensation in order to attract and retain qualified management.

Chief Executive Officers’ Compensation

In determining the base salary of the Chief Executive Officer the Compensation Committee used the cash available to the Company as the primary factor in determining the cash compensation paid to the Chief Executive Officer for 2006. In late fiscal 2006, the Company raised additional cash the through the sale of equity and it is anticipated that a review of industry surveys and public information regarding base salaries paid to chief executive officers of public companies of comparable size and complexity will occur during the 2007 fiscal year and the salary of the Chief Executive Officer may need to be adjusted to reflect current market conditions.

Base Salary and Bonus

To ensure that the Company will continue to attract and retain qualified and experienced executives, base salaries are reviewed and if necessary, adjusted annually, in order to ensure that they remain at a level at near the median for comparable companies. Bonuses are based upon a combination of individual and Company performances and are weighted more against Company performance for senior executives. The Company did not pay any bonuses in 2006 or 2005.

Long Term Incentives – Stock Options

The purpose of the Stock Option Plan is to ensure that an incentive exists to maximize shareholder value by aligning executive compensation to share price performance and to reward those executives making a long-term commitment and contribution to the Company. The Board has established a formal guideline for the granting of options. Options granted under the Stock Option Plan expire not later than the tenth anniversary of the date the options were granted. The Company has traditionally limited the expiry to five years and vesting provisions for issued options are determined at the discretion of the Board. The amount of outstanding options and the terms thereof are considered before granting new options to ensure the grants are as consistent as possible.

The foregoing report dated July 12, 2006, has been furnished by the Compensation Committee.

Performance Graphs

Effective April 11, 2002 Dayton and PacRim amalgamated to form the Company. On April 15, 2002 the Company’s shares commenced trading on the TSX. The chart below compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of the S&P/TSX Composite Index (also known as the TSE 300 Index). The share price of Dayton as the predecessor company is used prior to April 2002.

The following graph assumes an initial investment of CDN$100 in the Company’s common shares and in the Index on December 31, 2001, and that dividends, if any, were reinvested.

Five-Year Cumulative Return on $100 Investment December 31, 2001 – April 30, 2006

Compensation of Directors

The Company’s directors are compensated for services by the grant of stock options under the current stock option plan. Directors are reimbursed for individual travel and other ancillary expenses incurred in connection with attending board and committee meetings.

During the most recently completed financial year ended April 30, 2006, no directors or NEO’s were granted stock options by the Company.

The following table sets forth details of all exercises of stock options, if any, during the most recently completed financial year ended April 30, 2006 by directors who are not Named Executive Officers of the Company, and the financial year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#) (1)	Aggregate Value Realized ($) (1)	Unexercised Options at Financial Year- End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End (Cdn.$) (2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (4 persons)	0	$0	965,000/0	$163,700/ 0

(1)

Number of common shares of the Company acquired on the exercise of stock options the value of which was calculated using the closing price of common shares of the Company on the exercise date less the exercise price.

(2)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX on April 28, 2006 of Cdn.$0.87 less the exercise price of any in-the-money stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	5,154,966	0.72	845,034
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total:	5,154,966		845,034

Details of the Company’s Plans are set out in the notes to its audited financial statements which may be accessed at the Company’s web site or www.sedar.com.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Anthony J. Petrina, one of the Company’s directors, was a director of Rea Gold Corporation from approximately June or July of 1997 to December 1997. Rea Gold Corporation filed for bankruptcy in December 1997. In November 1998, TRIAX Resource Limited Partnership commenced legal proceedings in an Ontario Court against all of the former directors of Rea Gold Corporation seeking damages for alleged negligence, and/or negligent misrepresentation and a breach of fiduciary duty. The action commenced by TRIAX Resource Limited has since been dismissed.

Mr. Petrina was also a director of Pegasus Gold Corporation (“Pegasus Gold”) until February 1999. Pegasus Gold filed for bankruptcy on January 16, 1998 in Reno, Nevada,

Except as previously disclosed, no other directors or any proposed management nominee for election as a director of the Company is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer of any company that, while the person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or proposed management nominee ceased to be a director or officer of the relevant company in the relevant company being the subject of a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of the director or proposed management nominee ceasing to be a director or officer of the relevant company, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

PERSONAL BANKRUPTCIES

During the ten years preceding the date of this Information Circular, no director or proposed management nominee for election as a director of the Company has been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Company’s board of directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-201 Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which disclosure is set out below.

Independence of Members of Board and Management Supervision by Board

The Company's Board consists of six directors, a majority of whom are independent based upon the tests for independence set forth in National Instrument 52-110 Audit Committees ("NI 52-110"). The Board will consist of four (4) independent directors in Messrs. Myckatyn, Petrina, Fagin and Sweeney. Mr. Shrake is not an independent director because he is the President and Chief Executive Officer of the Company. Ms. McLeod-Seltzer is not an independent director because she is the Chair.

The Board facilitates the exercise of independent judgement in carrying out its responsibilities, by the effective supervision of management by the independent directors on an informal basis through active and regular involvement in reviewing and supervising the operations of the Company and through regular and full access to management. Further independent supervision is performed through the audit committee which is composed entirely of independent directors who meet with the Company's auditors without management being in attendance. The independent directors hold meetings without the presence of non-independent directors on a quarterly basis and are also encouraged to meet at any time they consider necessary without any members of management, including the non-independent directors, being present. The Company's auditors, legal counsel and certain employees may be invited to attend. During the Company’s most recently completed financial year, the independent directors met a total of five (5) times.

The Board's Chairman, Ms. McLeod-Seltzer, is not an independent director. Leadership is provided for the Board's independent directors through access to management and the independent operation of the audit committee, as discussed above, and through its Lead Director, Mr. Myckatyn. As Lead Director, Mr. Myckatyn’s role and responsibilities are to:

(i)	assist the Chairman to manage the Board and its committees in a manner that ensures that these relationships are effective and efficient and further the best interests of the Company;
(ii)	oversee the process of evaluation of the Board, its committees and individual directors;
(iii)	act as the principal sounding board and counsellor for the Chairman;

(iv)	ensure that the Chairman is aware of concerns of the independent directors, shareholders and other stakeholders;
(v)	work with the Chairman to assist the Chairman in fulfilling his responsibilities in managing the Board;
(vi)	work with the Chairman to co-ordinate the agenda for Board meetings;
(vii)	chair and manage all meetings for the independent directors;
(viii)	attend committee meetings when it is appropriate to do so;
(ix)	and meet from time to time with the Chairman and the President and Chief Executive Officer to convey and discuss concerns of the independent directors.

Participation of Directors in Other Reporting Issuers

The following table sets forth directors of the Company that are also a director of any other issuer that is a reporting issuer (or equivalent) in a jurisdiction or foreign jurisdiction.

Name of Director	Name of Other Public Company
Catherine McLeod-Seltzer	Miramar Mining Corporation, Bear Creek Mining Corporation, Stornoway Diamond Corporation, Kinross Gold Corporation and Peru Copper Inc.
Anthony J. Petrina	Bear Creek Mining Corporation and Miramar Mining Corporation
William Myckatyn	Quadra Mining Ltd. and First Point Minerals Ltd.
David K. Fagin	Golden Star Resources Ltd. and Canyon Resource Corp.
Paul B. Sweeney	Pan American Silver Corp., Polaris Minerals Corporation, New Gold Inc.

Participation of Directors in Board Meetings

The Board meets at least once every quarter to review, among other things, the performance of the Company. The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives. Other meetings of the Board are called to deal with special matters as circumstances require. During the Company’s most recently completed financial year, six (6) Board meetings were held. The attendance record of each director for the Board meetings held is as follows:

Name of Director	No. of Board Meetings Attended in the Most Recently Completed Financial Year
Catherine McLeod-Seltzer	6
Thomas Shrake	6
Anthony J. Petrina	6
William Myckatyn	6
David K. Fagin	5
Paul B. Sweeney	6

Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board sets long-term goals and objectives for the Company to formulate the plans and strategies necessary to achieve those objectives and to supervise and offer guidance to the Company’s senior management in their implementation. Although the Board has delegated to senior management personnel the responsibility for managing the day-to-day affairs of the Company the Board is ultimately responsible for all matters relating to the Company and its business. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan; reviewing and approving the annual corporate budget and forecast; reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

The Board expects management to efficiently implement its strategic plans for the Company in a professional, competent and ethical manner, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility. In addition to matters, which must by law or pursuant to the constating documents of the Company be approved by the Board, all matters of strategic importance to the Company are referred to the Board for prior review and approval. Any material expenditures or legal commitments, including without limitation debt or equity financings, acquisitions and divestitures by the Company, financial statements and major disclosure documents are subject to prior approval by the Board. The Board holds meetings on a regular basis to review the Company’s strategy as well as to consider and approve particular matters. One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management. The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

The Board oversees the management of the Company's affairs directly and through its committees. The Board also meets to plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions. Frequency of Board meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces. When necessary and appropriate, issues may be approved and adopted by the Board by way of written resolutions in accordance with applicable corporate law.

Position Descriptions

The Board has developed written position descriptions for the Board Chair, President and CEO and for the directors at large. The Board annually approves the operating and capital budgets and strategic plan, and the Chairman and President and CEO are required to ensure the Company operates within those guidelines. Material departures must be approved by the Board. The Board is of the view that the respective corporate governance roles of the Board and management, as represented by the Chairman and President and CEO, are clear, and that the limits to management’s responsibility and authority are well defined.

The Board has not developed written position descriptions for the Chair of each Board committee. The Chairs of the Nominating, Compensation, and Environmental Committees are responsible for calling the meetings of the relevant Committee, establishing meeting agenda with input from management, and supervising the conduct of the meetings. The Chair of the Audit Committee has a clear mandate from the Board to carry out his responsibilities.

Orientation and Continuing Education

New directors are provided with a Board Manual, as reviewed and adopted by the Board, which contains comprehensive information and guidelines on the duties of the Board, and members of management, terms of reference for committees and policies adopted by the Board, as well as recent regulatory filings made by the

Company. New directors are given a full briefing by the Chairman of the Board and the CEO. The CEO reports at each board meeting on the Company’s activities and provides directors with a monthly written report. All directors are encouraged to contact senior management for updates at any time.

The Board currently does not provide continuing education for its directors. By using a Board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently.

Board members are encouraged to communicate with management, legal counsel and, where applicable, auditors and technical consultants of the Company; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a written Code of Conduct by which it and all officers and employees of the Company abide. In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company's high caliber management team promotes a culture of ethical business conduct throughout the Company's operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, on an anonymous basis, with the President and CEO, the Chairman, or another Board member as appropriate.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company's Articles, which are made available to the directors and senior officers of the Company.

Nomination of Directors

The Nominating Committee is composed of three directors, Messrs. Petrina (Chair), Sweeney and Myckatyn, all of whom are independent within the meaning contained in 52-110. The Nominating Committee has the responsibility for recommending to the Board the nominees to fill vacancies on the Board or to be proposed by any member of the Board as candidates for election as directors at the annual general meeting. The Nominating Committee also recommends to the Board a desirable balance of expertise among the Board members, seeks out possible candidates to fill Board positions and aids in attracting qualified candidates to the Board. In addition, the Nominating Committee’s responsibilities include reviewing and monitoring the orientation of new Board members; reviewing and approving officers’ directorships in other companies and reviewing directors’ relationships with outside entities with regard to potential conflicts of interest.

Compensation

The Compensation Committee is composed of Messrs. Sweeney (Chair), Myckatyn and Fagin, all of whom are independent within the meaning contained in 52-110. The overall purpose of the Compensation Committee is to make recommendations to the Board for human resources and compensation policies and to implement and oversee same if the Board approves the recommendations for the Company.

The Compensation Committee is responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and officers of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. See also "Report on Executive Compensation" and "Compensation of Directors" above.

No compensation consultant or advisor has, at any time since the beginning of the Company's most recently completed financial year, been retained to assist in determining compensation for any of the Company's directors and officers.

Other Committees

Committees of the Board are an integral part of the Company's governance structure. The Board’s committees presently consist of an Audit Committee, a Compensation Committee, an Environmental Committee and a Nominating Committee. The Board’s committees have been established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of the independent directors are effectively represented.

A discussion of the Company’s Nominating and Compensation Committees is provided above under the subheadings “Nomination of Directors” and “Compensation”. Please refer to the section entitled “Audit Committee Information” in the Company’s AIF for the year ended April 30, 2006 for the information required under 52-110 with respect to the Company’s Audit Committee.

The Company’s Environmental Committee is composed of Messrs. Myckatyn (Chair), Shrake and Petrina, a majority of whom are considered independent within the meaning contained in 52-110. The Environmental Committee has the responsibility for reviewing the Company’s’ environmental policy and for ensuring the Company’s operations are operated in a manner consistent with the environmental policy and also for ensuring the Company’s operations are run in a manner that does not unduly expose its employees to unnecessary risk of accident or death.

The Board has determined that, at this stage of the Company's development, it is not necessary for the Board to have additional standing committees other than the Audit Committee, the Compensation Committee, the Nominating Committee, and the Environmental Committee. The Board may from time to time appoint a special committee of one or more directors which committee may engage an outside advisor at the Company’s expense in order to assist the committee in fulfilling its responsibilities.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors and receives reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Assessments are not regularly conducted; however, the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively through frequent discussions between management and individual Board members. There are also discussions between the independent directors with resulting comments to the Board.

Shareholder Feedback and Concerns

The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. The Company employs a Vice-President of Investor Relations to monitor and promptly address shareholder concerns in an expeditious and informal manner. If any material issues of concern arise the Board of Directors is informed and provides direction for action as needed. The Company has a Disclosure Policy which is followed and is available for review on the Company’s web site.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a director or executive officer of a person or company that is itself an informed person of the Company, nor any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since May 1, 2005 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions or proposed transactions which materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Staley, Okada & Partners Chartered Accountants, of #400 – 889 West Pender Street, Vancouver, B.C. V6C 3B2, as auditor to the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year. Shareholders may contact the Company at 604-689-1976 to request copies of the Company’s financial statements and MD&A (which documents are also available on SEDAR).

ANY OTHER MATTERS

Shareholder Rights Plan

The following is only a summary of certain provisions of the Shareholder Rights Plan and is qualified in its entirety by the provisions of the Shareholder Rights Plan. Defined terms used in this section and not defined herein have the meaning ascribed to them in the Shareholder Rights Plan. A shareholder or other interested party may obtain a copy of the Shareholder Rights Plan Agreement by contacting the Corporate Secretary of the Company at Suite 410, 625 Howe Street, Vancouver, British Columbia, V6C 2T6, or by accessing the Company’s publicly filed documents, including the Shareholder Rights Plan Agreement, on SEDAR at www.sedar.com.

Effective July 12, 2006, the board of directors of the Company (the “Board”) adopted a Shareholder Rights Plan (the “Rights Plan”) which has been implemented by way of a shareholder rights plan agreement (the “Rights Plan Agreement”) dated as of July 20, 2006 between the Company and Computershare Investor Services Inc., as

rights agent. The Board adopted the Rights Plan to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Company.

At the Meeting, shareholders of the Company will be asked to consider and, if thought advisable, to ratify, confirm and approve by means of an ordinary resolution, the Rights Plan Agreement. Approval of the Rights Plan Agreement by the shareholders of the Company is required by the terms of the Rights Plan Agreement and by the TSX.

Recommendation of the Board

The Board has determined that the Rights Plan Agreement is and continues to be in the best interests of the Company and its shareholders. The Board recommends that shareholders vote in favour of the resolution approving, confirming, and ratifying the Rights Plan Agreement and authorizing the issuance of Rights pursuant thereto.

Background to the Rights Plan Agreement

The Rights Plan Agreement has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company’s common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors need time in order to have any real ability to consider these alternatives.

Potential Advantages of the Rights Plan Agreement

The Board believes that under the current rules relating to take-over bids and tender offers in Canada, there is not sufficient time for the directors to explore and develop alternatives for the shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value. Under current rules, a take-over bid must remain open in Canada for a minimum of 35 days. Accordingly, the directors believe that the Rights Plan Agreement continues to be an appropriate mechanism to ensure that they will be able to discharge their responsibility to assist shareholders in responding to a take-over bid or tender offer.

In addition, the Board believes that the Rights Plan Agreement will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders. The Rights Plan Agreement will deter acquisitions by means that deny some shareholders the opportunity to share in the premium that an acquirer is likely to pay upon an acquisition of control. By motivating would-be acquirers to make a public take-over bid or offer or to negotiate with the Board, shareholders will have the best opportunity of being assured that they will participate on an equal basis, regardless of the size of their holding, in any acquisition of control of the Company.

The Rights Plan Agreement is not intended to prevent a take-over or deter fair offers for securities of the Company. The Board believes that the Rights Plan Agreement will not adversely limit the opportunity for the shareholders to dispose of their common shares through a take-over bid or tender offer which provides fair value to all shareholders. The Board will continue to be bound to consider fully and fairly and bona fide take-

over bid or offer for the common shares of the Company and to discharge that responsibility with a view to the best interests of the shareholders.

Potential Disadvantages of the Rights Plan Agreement

Because the Rights Plan Agreement may increase the price to be paid by an acquirer to obtain control of the Company and may discourage certain transaction, confirmation of the Rights Plan Agreement may reduce the likelihood of a take-over bid being made for the outstanding common shares of the Company. Accordingly, the Rights Plan Agreement may deter some take-over bids that shareholders may wish to receive.

Term

Provided the Rights Plan Agreement is confirmed at the Meeting, the Rights Plan will remain in effect until termination of the annual meeting of shareholders of the Company in 2009 unless the term of the Rights Plan Agreement is terminated earlier. The Rights Plan may be extended beyond 2009 for an additional three year period by resolution of the shareholders at such meeting in accordance with the provisions of the Rights Plan Agreement, ad for subsequent three-year periods on the same basis. If the Rights plan Agreement is not confirmed at the Meeting, the Rights Plan will terminate at the conclusion of the Meeting and all Rights issued under the Rights Plan will be cancelled.

Issue of Rights

One right (a “Right”) has been issued by the Company pursuant to the Rights Plan Agreement in respect of each Common Share outstanding at 4:00p.m. (Vancouver time) on August 29, 2006 (the “Record Time”). One Right will also be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan Agreement).

Rights Exercise Privilege

The Rights will separate from the common shares to which they are attached and become exercisable at the time (the “Separation Time”) which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a take-over bid that is not an acquisition pursuant to a take-over bid permitted by the rights Plan (a “Permitted Bid”).

Any transaction or event in which a person (an “Acquiring Person”), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Plan Agreement) of 20% or more of the voting shares of the Company is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase common shares at a 50% discount to their market price. A person, or a group acting in concert, who is the beneficial owner of 20% or more of the outstanding common share as of the Record Time is exempt from the dilutive effect of the Rights Plan.

The issuance of the Rights is not dilutive until the right separate from the underlying common shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their common shares.

Certificates and Transferability

Prior to the close of business on the earlier of the Separation Time and the Expiration Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued after the Record Time. Rights are also attached to common shares outstanding at the Record Time, although share certificates issued prior to the

Record Time will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the common shares and will not be exercisable or transferable separately from the common shares. From and after the Separation Time and prior to the Expiration Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the common shares.

Permitted Bid Requirements

The requirements of a “Permitted Bid” include the following:

a)	the take-over bid must be made by means of a take-over bid circular;

b)	the take-over bid is made to all holder of voting shares as registered on the books of the Company, other than the offeror, for all of the voting shares held by them;

c)

the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

d)

the take-over bid contains an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, voting shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the take- over bid may be withdrawn until taken up and paid for; and

e)

the take-over bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it must expire prior to the expiry of that Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of voting shares on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of voting shares while the initial take-over bid is outstanding. The Board may also waive the application of the rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company at the time of the granting of the waiver by the Board. With the prior consent of the holders of voting shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to a take-over made by means of a take-over bid circular to holders of voting shares, waive the application of the Rights Plan to such Flip-in Event.

The Board may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over Bid in respect of which the Board has waived the application of the Rights Plan.

Board of Directors

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholder as are considered appropriate. It is not the intention of the Board to secure the continuance of existing directors or officers to avoid an acquisition of control or the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any director. The proxy mechanisms of the Business Corporations Act (British Columbia) is not affected by the Rights Plan Agreement, and a shareholder may use his, her or its statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding common shares to requisition the Board to call a meeting or shareholders.

Amendment

The Company may, prior to the date of the Meeting, without the approval of the holders of Rights or common shares, supplement or amend the Rights Plan Agreement and may, after the date of the Meeting (provided the Rights Plan Agreement is ratified, confirmed and approved by shareholder at the Meeting) with the prior approval of shareholders (or holders of Rights if the Separation Time has occurred), supplement, amend or vary or delete any of the provisions of the Rights Plan Agreement. The Company may make amendments to the Rights Plan Agreement at any time to correct clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Rights Plan Agreement due to changes in any applicable legislation, rules or regulations.

Existing Charter Provisions

The Notice of Articles and Articles of the Company do not contain any provisions intended by the Company to have, or, to the knowledge of the Board having, an anti-takeover effect. However, the power of the Board to issue additional common shares (although subject to restrictions imposed by applicable law and regulatory requirements) could be used to dilute the share ownership of persons seeking to obtain control of the Company.

Voting Requirements

The Rights Plan Agreement provides that it must be ratified by shareholder of the Company not later than January 8, 2007. The TSX also requires that such ratification be obtained. The Rights Plan Agreement must be ratified by a majority of the votes cast at the Meeting by holders of common shares, and, if applicable, by a separate majority vote excluding any votes cast by (i) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding common shares, and (ii) the associates, affiliates and insiders of such shareholders. Management of the Company is not aware of any shareholder who will be ineligible to vote on the confirmation of the Rights Plan Agreement at the Meeting.

Text of Ordinary Resolution to Approve Rights Plan

The ordinary resolution shareholders will be asked to approve at the Meeting is as follows:

“RESOLVED THAT:

1.

the Shareholder Rights Plan Agreement dated as of July 20, 2006 between the Company and Computershare Investor Services Inc. be and is hereby ratified. Confirmed and approved, and the Company is authorized to issue rights pursuant thereto;

2.

the actions of the directors and officers of the Company in executing and delivering the Shareholder Rights Plan Agreement be and the same are hereby ratified, confirmed and approved and authorized, and

3.

any one director or officer of the Company be and is hereby authorized to executed and deliver on behalf of the Company any and all such documents and instruments and to do all such other act as and things as in his or her opinion may be necessary or desirable in connection with the said agreement.”

Adoption of 2006 Evergreen Incentive Stock Option Plan

The following is only a summary of certain provisions of the 2006 Evergreen Incentive Stock Option Plan and is qualified in its entirety by the provisions of the 2006 Evergreen Incentive Stock Option Plan. Defined terms used in this section and not defined herein have the meaning ascribed to them in the 2006 Evergreen Incentive Stock Option Plan. A shareholder or other interested party may obtain a copy of the 2006 Evergreen Incentive Stock Option Plan by contacting the Corporate Secretary of the Company at Suite 410, 625 Howe Street, Vancouver, British Columbia, V6C 2TC.

At the Meeting, shareholders of the Company will be asked to consider and, if thought advisable, to ratify, confirm and approve by means of an ordinary resolution, the 2006 Evergreen Incentive Stock Option Plan (the “Evergreen Plan”). Approval of the Evergreen Plan by the shareholders of the Company is required by the terms of the TSX and the AMEX.

Recommendation of the Board

The Board recommends that shareholders vote in favour of the resolution approving, confirming, and ratifying the Evergreen Plan and authorizing the issuance of stock options to eligible employees, consultants and directors and officers of the Company pursuant thereto.

At the Company's Annual General Meeting held on October 10, 2002, the shareholders approved an Incentive Stock Option and Stock Bonus Plan (the "2002 Plan"). The 2002 Plan is a “fixed number” stock option plan and there are 6,367,000 common shares (representing 5.98% of the 106,549,960 shares currently issued and outstanding) allocated and reserved for option under the current 2002 Plan. As at the date hereof:

(a)	5,154,966 options have been granted under the 2002 Plan, representing 4.84% of the 106,549,960 issued and outstanding shares;
(b)	215,000 bonus shares have been granted under the 2002 Plan; representing 0.20% of the 106,549,960 issued and outstanding shares; and
(c)	845,034 common shares remain available for grant under the 2002 Plan, representing 0.79% of the 106,549,960 issued and outstanding shares.

The TSX recently published amendments to the TSX Company Manual, implementing significant changes to the current requirements governing stock option plans. Among other things, the amendments now permit fixed percentage stock option or “evergreen” plans: the number of shares that may be reserved for issue upon exercise of options granted under a fixed percentage plan is based on a fixed percentage of the outstanding capital represented by such shares at the date of the grant of options.

The Board of Directors adopted the Evergreen Plan by unanimous resolution dated July 12, 2006, subject to shareholder approval pursuant to the policies of the TSX and AMEX. The Evergreen Plan will replace the 2002 Plan, and the Board of Directors has approved the discontinuance of the granting of options under the 2002 Plan (subject to the approval of the Evergreen Plan), though outstanding options that were granted under the 2002 Plan will continue to be governed by the 2002 Plan. The Evergreen Plan is designed to attract and retain highly qualified employees, service providers and/or consultants and directors and officers of the Company and its subsidiaries (“Eligible Participants”). The method of establishing the maximum number of shares reserved for grant under option will be equal to 10% of the number of shares outstanding at the time of grant, including all outstanding options granted under the 2002 Plan. As at July 4, 2006, the total number of shares that may be issued under the Evergreen Plan and all of the Company’s prior stock option plans is 10,654,996 (10% of the 106,549,960 issued and outstanding shares), such number to be automatically replenished to include shares issued upon exercise of options.

Under the Evergreen Plan, the Board of Directors is authorized to designate Eligible Participants to whom options should be granted. The exercise price for an option granted under the Evergreen Plan is the “market price”, which is the volume weighted average trading price for the five trading days prior to the grant of options on which the Company’s shares traded. The Company presently does not have a share purchase plan and does not grant stock appreciation rights.

Options granted will have vesting provisions as deemed necessary by the Board or TSX policies. Options granted under the Evergreen Plan have a maximum fixed term of 10 years, subject only to the expiration date of the fixed term falling within, or immediately after, a black out period which was self-imposed by the Company. No option may be assigned other than by will or pursuant to the laws of succession, and to a trust, RESP or RRSP or similar legal entity established by the optionee.

The Evergreen Plan provides that under no circumstances shall the Evergreen Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of shares, result, at any time, in: (i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding shares; (ii) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the issued and outstanding shares; (iii) the issuance to any one insider and such insider's associates, within a one year period, of a number of shares exceeding 5% of the issued and outstanding shares; or (iv) the number of shares reserved for issuance pursuant to stock options granted to any participant exceeding 5% of the issued and outstanding shares

In the event of the death of an optionee, options held by such optionee may be exercised until the earlier of the expiry date of such options or one year from the date of death, after which the options terminate. In the event that an optionee ceases to be an Eligible Participant for any reason other than for cause or by virtue of death, then such optionee has 30 days within which to exercise any option not exercised prior to the date of ceasing to be an Eligible Participant. Where, however, the employment or service contract with an optionee is terminated for cause, no option held by such optionee shall be exercisable following the date on which such optionee ceases to be an Eligible Participant.

The Evergreen Plan requires shareholder approval every three years. The Evergreen Plan requires shareholder approval for any of the following amendments to the Evergreen Plan, as detailed in the Evergreen Plan:

(a)	any amendment to the fixed percentage of shares issuable under the Evergreen Plan, including a change from a fixed maximum percentage to a fixed maximum number;
(b)	any change to the definition of “Eligible Participant” which would have the potential of broadening or increasing insider participation;

(c)	the addition of any form of financial assistance;
(d)	any addition to a financial assistance provision which is more favourable to Optionees;
(e)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying shares from the Evergreen Plan reserve;
(f)	the addition of a deferred or restricted share unit or any other provision which results in Eligible Participants receiving shares while no cash consideration is received by the Company; and
(g)

any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to Eligible Participants, especially insiders of the Company, at the expense of the Company and its existing shareholders.

The Evergreen Plan also requires disinterested shareholder approval for a reduction in the exercise price, or an extension of the term, of options granted to an Insider.

The Evergreen Plan requires board approval only for the following types of amendments:

1.	amendments considered to be of a clerical nature;
2.	a change to the vesting provisions of a security or to the Evergreen Plan itself;
3.	a change to the termination provisions of a security or to the Evergreen Plan itself which does not entail an extension beyond the original expiry date;
4.	a change to reduce the exercise price of a security for an Eligible Participant who is not an Insider or TSX Insider;
5.	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities form the Evergreen Plan’s reserve; and
6.	amendments of a non-material nature which are approved by the TSX..

By adopting the Evergreen Plan, the Company will be bringing its stock option plan into alignment with the new policies of the Exchange set out in the TSX Company Manual.

If the Evergreen Plan is approved by shareholders all grants of stock options by the Company occurring after the receipt of Exchange approval will be pursuant to the Evergreen Plan.

Text of Ordinary Resolution to Approve Rights Plan

The ordinary resolution shareholders will be asked to approve at the Meeting is as follows:

“RESOLVED THAT:

1.

the Company approve, authorize and ratify, subject to TSX and AMEX (the “Exchanges”) approval, the 2006 Evergreen Incentive Stock Option Plan (the “Evergreen Plan”), allowing the Company to reserve for issuance upon exercise of options granted under such plan up to 10% of the number of outstanding shares of the Company at the date of the grant of options, in substantially the form that has been made available to the Company’s shareholders, and that all grants of stock options by the Company occurring after the receipt of such Exchange approval will be pursuant to the Evergreen Plan;

2.

the Evergreen Plan will replace the 2002 Incentive Stock Option and Bonus Plan (the “2002 Plan”), and the Board of Directors has approved the discontinuance of the granting of options under the 2002 Plan (subject to the approval of the Evergreen Plan), though any outstanding options that were granted under the 2002 Plan will continue to be governed by the 2002 Plan.

3.	the actions of the directors and officers of the Company in executing and delivering the Evergreen Plan be and the same are hereby ratified, confirmed and approved and authorized, and

4.

any one director or officer of the Company be and is hereby authorized to executed and deliver on behalf of the Company any and all such documents and instruments and to do all such other act as and things as in his or her opinion may be necessary or desirable in connection with the said Evergreen Plan.”

BOARD APPROVAL AND STATEMENT OF DIRECTORS

This Information Circular contains information as at July 4, 2006, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by a resolution passed on July 12, 2006.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Company will provide to any person or company, upon request to its Corporate Secretary in writing to the head office of the Company, a copy of:

(a)	the latest annual information form, together with a copy of any document, or pertinent pages of any documents, incorporated therein by reference;

(b)	the latest Prospectus, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(c)

its comparative financial statements for the year ended April 30, 2006, together with the report of its auditors thereon, contained in its annual report and any interim financial statements filed subsequent thereto; and

(d)	its Management Proxy Circular for its most recent Annual Meeting of Shareholders.

The Company may charge a reasonable fee for providing a copy of the foregoing documents to a person who is not a security holder of the Company.